February 2, 2015

VIA EDGAR TRANSMISSION

Naseem Nixon

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Ms. Nixon:

On October 6, 2014, the Registrant, on behalf of its series, the Raylor Managed Futures Strategy Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on November 20, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

General Comments

Comment 1. Please confirm that all material information will be included in an amendment to the Registration Statement and filed with the staff. Please include Tandy Representations in your response letter.

Response. Registrant confirms that all material information will be included in an amendment to the Registration Statement, and notes that the Tandy Representations are included below.

Comment 2. Please include the old name of the Fund in a parenthetical on the cover page.

Response. The Registrant has added the parenthetical requested.

Fund Summary

Comment 2. The principal investment strategies indicate that the Fund will invest in derivatives. Please confirm that the Fund considered the observations in the Barry Miller’s letter to the ICI, dated July 30, 2010, in drafting the derivatives disclosure in the prospectus.

Response. The Registrant so confirms.

Comment 3. In “Principal Investment Risks”, please consider adding separate risk disclosures for futures and options.

Response. The Registrant has added the following risks to the principal risks of the Fund:

“Futures Risk: Futures contract positions may not provide an effective hedge because changes in futures contract prices may not track those of the securities they are intended to hedge. Futures create leverage, which can magnify the Fund’s potential for gain or loss and, therefore, amplify the effects of market volatility on the Fund’s share price and which can have a significant impact on the Fund's performance. Futures are also subject to credit risk (the counterparty may default) and liquidity risk (the Fund may not be able to sell the security or otherwise exit the contract in a timely manner).”

“Options Risk: Purchased put options may decline in value or expire worthless and may have imperfect correlation to the value of the Fund's portfolio securities.  Written call and put options may limit the Fund's participation in equity market gains and may amplify losses in market declines.  The Fund's losses are potentially large in a written put or call transaction.  If unhedged, written calls expose the Fund to potentially unlimited losses.”

Management – Investment Adviser

Comment 4. If the Fund changed advisers during the last fiscal year, provide the amount paid to each adviser during the fiscal year.

Response. The Fund only had one adviser during its last fiscal year ended June 30, 2014, which was its prior adviser, and the amount paid to the prior adviser is provided. The Fund’s current adviser did not begin serving as the Fund’s investment adviser until after the fiscal year ended June 30, 2014.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins